ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Forward Funds		04692107B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 12, 2007	March 22, 2007 to March 22, 2008

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective July 12, 2007 to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$2,150,000
Insuring Agreement C-	ON PREMISES	$2,150,000
Insuring Agreement D-	IN TRANSIT	$2,150,000
Insuring Agreement E-	FORGERY OR ALTERATION	$2,150,000
Insuring Agreement F-	SECURITIES	$2,150,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$2,150,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$2,150,000
Insuring Agreement J-	COMPUTER SECURITY	$2,150,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

The Trustees of Forward Funds approved the following authorizations on September 11, 2007.

RATIFICATION OF INCREASED FIDELITY BOND COVERAGE

WHEREAS:	As of July 12, 2007, the gross assets of Forward Funds (the “Trust”) were close to the limit of $2,500,000,000 in gross assets under the existing joint fidelity bond issued by ICI Mutual Insurance Company (the “Joint Fidelity Bond”);

WHEREAS:	The officers of the Trust negotiated and effected an increase in the coverage under the Joint Fidelity Bond of gross assets to a maximum of $3,000,000,000 effective as of July 12, 2007;

WHEREAS:	The Board of Trustees (the “Board”) of the Trust has given due consideration to all factors deemed relevant by the Board, including, but not limited to, the value of the gross assets of the series of the Trust (the “Funds”) to which any officer or employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities and other assets of the funds, the number of other parties named as insured, the nature of the business activities of each of the parties, the amount of coverage under the Joint Fidelity Bond, the amount of the premium, and the extent to which the share of the premium allocated to the Trust is less than the premium that the Trust would have had to pay if it had provided and maintained a single insured bond;

WHEREAS:	The Board has determined the amount of coverage under the Joint Fidelity Bond, as described at this meeting, to be adequate and reasonable; and

WHEREAS:	The Board has determined that the Trust’s participation in the Joint Fidelity Bond is fair and reasonable and is in the best interests of the Trust; now therefore be it

RESOLVED:	That the increase in coverage under the Joint Fidelity Bond, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the Trust;

RESOLVED:	That the portion of the Joint Fidelity Bond premium allocated to the Trust is fair and reasonable to the Trust and that it be, and hereby is, approved;

RESOLVED:	That the actions of the officers of the Trust concerning the negotiation and execution of the Trust’s fidelity bond, based on the parameters outlined to the Board of Trustees of the Trust at this meeting be, and they hereby are, ratified, confirmed and approved;

RESOLVED:	That the Treasurer and Secretary of the Trust be, and each of them hereby is, designated as an officer responsible for making the necessary filings and giving the notices with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act); and

RESOLVED:	That the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to carry out the intents and purposes of the foregoing resolutions.